UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2022

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter 2022 Results,” dated November 1, 2022.

Exhibit

99.1	Press Release dated November 1, 2022

Textainer Group Holdings Limited

Reports Third-Quarter 2022 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – November 1, 2022 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the third-quarter ended September 30, 2022.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q3 2022	Q2 2022	Q3 2021
Total lease rental income	$205,152	$203,232	$195,830
Gain on sale of owned fleet containers, net	$22,788	$23,213	$20,028
Income from operations	$123,292	$122,847	$114,037
Net income attributable to common shareholders	$76,400	$78,590	$64,729
Net income attributable to common shareholders per diluted common share	$1.64	$1.63	$1.28
Adjusted net income (1)	$76,562	$78,522	$76,502
Adjusted net income per diluted common share (1)	$1.64	$1.63	$1.52
Adjusted EBITDA (1)	$192,647	$191,086	$184,240
Average fleet utilization (2)	99.4%	99.6%	99.8%
Total fleet size at end of period (TEU) (3)	4,478,963	4,508,490	4,264,946
Owned percentage of total fleet at end of period	93.6%	93.3%	92.6%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $76.4 million for the third quarter, or $1.64 per diluted common share, as compared to $78.6 million, or $1.63 per diluted common share, for the second quarter of 2022;
•	Adjusted net income of $76.6 million for the third quarter, or $1.64 per diluted common share, as compared to $78.5 million, or $1.63 per diluted common share, for the second quarter of 2022;
•	Adjusted EBITDA of $192.6 million for the third quarter, as compared to $191.1 million for the second quarter of 2022;
•	Average and ending utilization rate for the third quarter of 99.4% and 99.1%, respectively;
•	Added $765 million of new containers through the first nine months of 2022, primarily assigned to long-term finance leases;
•

Repurchased 1,717,997 common shares at an average price of $30.30 per share during the third quarter. On October 25, 2022, Textainer's board of directors authorized a further increase of $100 million to the share repurchase program. Combined with the increased authorization, the remaining available authority under the share repurchase program totaled $168 million as of the end of the third quarter;

•

Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on December 15, 2022, to holders of record as of December 2, 2022; and

•	Textainer’s board of directors approved and declared a $0.25 per common share cash dividend, payable on December 15, 2022 to holders of record as of December 2, 2022.

“We are pleased to deliver yet another quarter of very strong results, continuing the positive momentum from our record performance last quarter. For the third quarter, lease rental income was $205 million, adjusted net income was $77 million, and adjusted EPS was $1.64, representing an annualized ROE of 18%. As we had anticipated, demand for new containers was muted during the third quarter as shipping lines operate with sufficient inventories, thereby limiting lease out opportunities. Despite the normalizing market environment, we delivered a solid performance as we harvested the benefit of our investment strategy over the past two years and continued to benefit from favorable disposal prices for older containers. We also delivered a strong EPS thanks to our elevated share buyback activity as we remain focused on optimizing capital allocation and creating long-term shareholder value,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“As overall shipping demand eased, customers started redelivering mostly old sales age containers they had kept active in a buoyant environment. This allowed us to increase our own disposal volumes and realize an exceptional $23 million of gains on disposal despite lower overall resale prices.”

“We expect to see a continuation of lower demand for new containers over the coming quarters following a record 18 months of capex in 2020 and 2021. Given lessened opportunities to deploy accretive capex, we remain focused on returning capital to common shareholders through our ongoing dividend and share repurchase programs. During the third quarter, we repurchased 1,717,997 shares, and repurchases total 8% of outstanding common shares since the beginning of the year. We intend to remain both active and opportunistic as it relates to share repurchase activity.”

“In closing, we are very pleased with our performance in the third quarter and year to date. Our balance sheet remains strong, with healthy liquidity, an efficient capital structure with more than 90% fixed rate and hedged financing, and demonstrated expense control and efficiency. We believe we are well-positioned to navigate the current economic environment and we remain focused on prioritizing capital allocation in this slower growth period while preparing for future market cycle opportunities,” concluded Ghesquiere.

Third-Quarter Results

Total lease rental income for the quarter increased $1.9 million from the second quarter of 2022 due to the full quarter benefit from capex investment deployed earlier in the year and one more billing day in the current quarter.

Gain on sale of owned fleet containers, net for the quarter remained relatively flat compared to the second quarter of 2022. Higher sales volumes were offset by a reduction in average gain per container sold.

Direct container expense – owned fleet for the quarter increased $1.9 million from the second quarter of 2022, primarily due to higher maintenance, handling and storage expense resulting from slightly escalated redeliveries of predominantly older, sales age containers, in turn driving our increased resale activity.

Depreciation and amortization for the quarter remained relatively flat compared to the second quarter of 2022, as most new container investment has been assigned to long-term finance leases, which do not incur depreciation.

General and administrative expense for the quarter decreased $1.4 million from the second quarter of 2022, which included lower professional and IT costs.

Interest expense for the quarter increased $3.6 million from the second quarter of 2022, primarily driven by an increase in our average effective interest rate.

Other, net for the quarter increased $1.1 million from the second quarter of 2022, in line with higher interest income resulting from higher average interest rate yields.

Conference Call and Webcast

A conference call to discuss the financial results for the third quarter of 2022 will be held at 11:00 am Eastern Time on Tuesday, November 1, 2022. The dial-in number for the conference call is 1-877-300-8521 (U.S. & Canada) and 1-412-317-6026 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) We expect to see a continuation of lower demand for new containers over the coming quarters; (ii) We believe we are well-positioned to navigate the current economic environment; (iii) We intend to remain both active and opportunistic as it relates to share repurchase activity; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2022.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues:
Operating leases - owned fleet	$153,540	$152,655	$457,622	$435,083
Operating leases - managed fleet	12,322	13,175	37,641	42,982
Finance leases and container leaseback financing receivable - owned fleet	39,290	30,000	111,839	74,443
Total lease rental income	205,152	195,830	607,102	552,508

Management fees - non-leasing	710	598	1,915	2,746

Trading container sales proceeds	5,791	6,307	18,801	22,648
Cost of trading containers sold	(5,334)	(3,668)	(17,035)	(13,612)
Trading container margin	457	2,639	1,766	9,036

Gain on sale of owned fleet containers, net	22,788	20,028	61,914	51,222

Operating expenses:
Direct container expense - owned fleet	8,717	5,210	21,015	17,794
Distribution expense to managed fleet container investors	10,952	11,751	33,427	38,770
Depreciation and amortization	73,238	73,641	218,688	210,950
General and administrative expense	11,739	12,543	36,451	34,263
Bad debt expense (recovery), net	206	(15)	743	(1,225)
Container lessee default expense (recovery), net	963	1,928	1,518	(1,185)
Total operating expenses	105,815	105,058	311,842	299,367
Income from operations	123,292	114,037	360,855	316,145
Other (expense) income:
Interest expense	(41,242)	(33,128)	(114,144)	(92,381)
Debt termination expense	—	(11,866)	—	(15,078)
Realized loss on financial instruments, net	—	(112)	—	(5,516)
Unrealized (loss) gain on financial instruments, net	(204)	83	(326)	4,681
Other, net	1,368	(730)	1,748	(527)
Net other expense	(40,078)	(45,753)	(112,722)	(108,821)
Income before income taxes	83,214	68,284	248,133	207,324
Income tax (expense) benefit	(1,846)	59	(5,532)	(890)
Net income	81,368	68,343	242,601	206,434
Less: Dividends on preferred shares	4,968	3,614	14,906	5,860
Net income attributable to common shareholders	$76,400	$64,729	$227,695	$200,574
Net income attributable to common shareholders per share:
Basic	$1.66	$1.31	$4.82	$4.03
Diluted	$1.64	$1.28	$4.73	$3.96
Weighted average shares outstanding (in thousands):
Basic	45,896	49,414	47,252	49,804
Diluted	46,707	50,417	48,092	50,708

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$143,652	$206,210
Accounts receivable, net of allowance of $1,694 and $1,290, respectively	167,990	125,746
Net investment in finance leases, net of allowance of $204 and $100, respectively	131,477	113,048
Container leaseback financing receivable, net of allowance of $49 and $38, respectively	52,919	30,317
Trading containers	7,565	12,740
Containers held for sale	19,578	7,007
Prepaid expenses and other current assets	15,616	14,184
Due from affiliates, net	2,723	2,376
Total current assets	541,520	511,628
Restricted cash	108,980	76,362
Marketable securities	2,540	2,866
Containers, net of accumulated depreciation of $1,998,515 and $1,851,664, respectively	4,469,642	4,731,878
Net investment in finance leases, net of allowance of $899 and $643 respectively	1,721,419	1,693,042
Container leaseback financing receivable, net of allowance of $54 and $75, respectively	784,972	323,830
Derivative instruments	152,701	12,278
Deferred taxes	1,055	1,073
Other assets	14,206	14,487
Total assets	$7,797,035	$7,367,444
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$22,178	$22,111
Container contracts payable	6,521	140,968
Other liabilities	4,994	4,895
Due to container investors, net	19,215	17,985
Debt, net of unamortized costs of $8,113 and $8,624, respectively	400,205	380,207
Total current liabilities	453,113	566,166
Debt, net of unamortized costs of $29,192 and $32,019, respectively	5,293,242	4,960,313
Derivative instruments	-	2,139
Income tax payable	11,543	10,747
Deferred taxes	13,759	7,589
Other liabilities	35,009	39,236
Total liabilities	5,806,666	5,586,190
Shareholders' equity:

Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,711,457 shares issued and 44,946,097 shares outstanding at 2022; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021	597	595
Treasury shares, at cost, 14,765,360 and 10,671,855 shares, respectively	(292,234)	(158,459)
Additional paid-in capital	438,718	428,945
Accumulated other comprehensive income	150,448	9,750
Retained earnings	1,392,840	1,200,423
Total shareholders’ equity	1,990,369	1,781,254
Total liabilities and shareholders' equity	$7,797,035	$7,367,444

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$242,601	$206,434
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	218,688	210,950
Bad debt expense (recovery), net	743	(1,225)
Container write-off (recovery) from lessee default, net	1,910	(4,835)
Unrealized loss (gain) on financial instruments, net	326	(4,681)
Amortization of unamortized debt issuance costs and accretion of bond discounts	7,710	7,153
Debt termination expense	—	15,078
Gain on sale of owned fleet containers, net	(61,914)	(51,222)
Share-based compensation expense	5,315	4,208
Changes in operating assets and liabilities	122,272	1,757
Total adjustments	295,050	177,183
Net cash provided by operating activities	537,651	383,617
Cash flows from investing activities:
Purchase of containers and fixed assets	(385,087)	(1,689,588)
Payment on container leaseback financing receivable	(533,867)	(18,705)
Proceeds from sale of containers and fixed assets	143,849	112,745
Receipt of principal payments on container leaseback financing receivable	42,806	21,081
Net cash used in investing activities	(732,299)	(1,574,467)
Cash flows from financing activities:
Proceeds from debt	989,650	4,229,756
Payments on debt	(640,063)	(3,199,942)
Payment of debt issuance costs	(4,326)	(21,107)
Proceeds from container leaseback financing liability, net	—	16,305
Principal repayments on container leaseback financing liability, net	(599)	(3,128)
Issuance of preferred shares, net of underwriting discount	—	290,550
Purchase of treasury shares	(133,775)	(45,789)
Issuance of common shares upon exercise of share options	4,460	6,789
Dividends paid on common shares	(35,278)	—
Dividends paid on preferred shares	(14,906)	(4,433)
Purchase of noncontrolling interest	—	(21,500)
Other	—	(654)
Net cash provided by financing activities	165,163	1,246,847
Effect of exchange rate changes	(455)	(108)
Net (decrease) increase in cash, cash equivalents and restricted cash	(29,940)	55,889
Cash, cash equivalents and restricted cash, beginning of the year	282,572	205,165
Cash, cash equivalents and restricted cash, end of the period	$252,632	$261,054

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss and settlement on derivative instruments, net	$104,844	$115,454
Income taxes paid	$257	$1,559
Receipt of payments on finance leases, net of income earned	$143,317	$47,490
Supplemental disclosures of noncash operating activities:
Receipt of marketable securities from a lessee	$-	$5,789
Right-of-use asset for leased property	$-	$272
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(134,447)	$51,147
Containers placed in finance leases	$217,659	$902,748

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding debt termination expense, unrealized (loss) gain on derivative instruments and marketable securities and the related impacts on income taxes. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and nine months ended September 30, 2022 and 2021 and for the three months ended June 30, 2022.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Nine Months Ended,
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(Dollars in thousands,			(Dollars in thousands,
	except per share amounts)			except per share amounts)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$76,400	$78,590	$64,729	$227,695	$200,574
Adjustments:
Debt termination expense	—	—	11,866	—	15,078
Unrealized loss (gain) on financial instruments, net	204	(85)	(83)	326	(4,681)
Loss on settlement of pre-existing management agreement	—	—	116	—	116
Impact of reconciling items on income tax	(42)	17	(126)	(68)	(229)
Adjusted net income	$76,562	$78,522	$76,502	$227,953	$210,858

Adjusted net income per diluted common share	$1.64	$1.63	$1.52	$4.74	$4.16

	Three Months Ended,			Nine Months Ended,
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$76,400	$78,590	$64,729	$227,695	$200,574
Adjustments:
Interest income	(1,150)	(257)	(20)	(1,443)	(83)
Interest expense	41,242	37,593	33,128	114,144	92,381
Debt termination expense	—	—	11,866	—	15,078
Realized loss on derivative instruments, net	—	—	4	—	5,408
Unrealized loss (gain) on financial instruments, net	204	(85)	(83)	326	(4,681)
Loss on settlement of pre-existing management agreement	—	—	116	—	116
Income tax expense (benefit)	1,846	2,047	(59)	5,532	890
Depreciation and amortization	73,238	72,957	73,641	218,688	210,950
Container write-off (recovery) from lessee default, net	867	241	918	1,108	(4,835)
Adjusted EBITDA	$192,647	$191,086	$184,240	$566,050	$515,798

	Three Months Ended,			Nine Months Ended,
	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(Dollars in thousands,			(Dollars in thousands,
	except per share amount)			except per share amount)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$76,400	$78,590	$64,729	$227,695	$200,574
Adjustments:
Container write-off (recovery) from lessee default, net	867	241	918	1,108	(4,835)
Loss on settlement of pre-existing management agreement	—	—	116	—	116
Impact of reconciling items on income tax	(8)	(2)	(33)	(10)	21
Headline earnings	$77,259	$78,829	$65,730	$228,793	$195,876

Headline earnings per basic common share	$1.68	$1.66	$1.33	$4.84	$3.93
Headline earnings per diluted common share	$1.65	$1.63	$1.30	$4.76	$3.86

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2022

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer